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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        Date of Report: December 22, 1999

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                       VERSATEL TELECOM INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)

                                 Paalbergweg 36
                           1105 BV Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

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               Indicate by check mark whether the registrant files
                  or will file annual reports under cover Form
                               20-F or Form 40-F.

                            Form 20-F X Form 40-F ___

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
                        furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                                  Yes ___ No X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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                       VERSATEL TELECOM INTERNATIONAL N.V.

                               REPORT ON FORM 6-K

ITEM 5.  OTHER INFORMATION

              On December 17, 1999, the shareholders of VersaTel Telecom International N.V. (the "Company") approved, at an extraordinary meeting of shareholders, a partial amendment to the articles of association of the Company, pertaining to an increase in the authorized share capital of the Company to NLG 18.5 million.

              The amendment to the articles of association of the Company, dated December 22, 1999, is attached hereto as Exhibit 3.1 and is incorporated herein by reference. The shareholder meeting materials are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

ITEM 6.  EXHIBITS

              The following exhibits are filed herewith:

    Exhibit
    Number                   Description
    -------                  -----------

    3.1 Amendment to the Articles of Association of the Company, dated December 22, 1999.

    99.1 Shareholder meeting materials relating to the extraordinary meeting of shareholders on December 17, 1999.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 22, 1999.

                                       VERSATEL TELECOM INTERNATIONAL N.V.

                                       By:     /s/ RAJ RAITHATHA
                                          --------------------------------------
                                          Raj Raithatha
                                          Vice President Finance and
                                          Chief Financial Officer


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                                  EXHIBIT INDEX

    Exhibit
    Number                   Description
    -------                  -----------

    3.1 Amendment to the Articles of Association of the Company, dated December 22, 1999.

    99.1 Shareholder meeting materials relating to the extraordinary meeting of shareholders on December 17, 1999.


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